BYLOG GROUP CORP.

84/1 Bilang, Hutan #402, Liaoning Province,

Dalian City, District ZhongShan 116013, China

Tel.  (775) 430-5510

Email: bylogcorp@yandex.com

December 22, 2016

Mr. Ivan Griswold

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bylog Group Corp.

       Amendment No. 3 to Registration Statement on Form S-1

       Filed December 1, 2016

       File No. 333-211808

Dear Mr. Griswold,

Bylog Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated December 15, 2016 (the "Comment Letter"), with reference to the Company's amendment number 3 to the registration statement on Form S-1 filed with the Commission on December 1, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and continue to believe you may be a shell company as defined in Rule 405. In particular, we note that as of September 30, 2016, your non-cash assets and your operations to date appear to be nominal. In this regard, you disclose that you generated only $4,000 in revenue for the six months ended September 30, 2016, and that such revenues were not connected to your stated primary business, which involves the operation of a web platform for development services. As such, the revenues generated to date do not seem to have developed your stated business, as indicated in your response, but rather seem to be one-off arrangements. As such, we continue to believe that you are a shell company and we reissue prior comment 1. We would not object if you disclose that you “may be deemed” a shell company and disclose the risks associated with that status.

Alternatively, provide further support of your belief that your operations are greater than nominal. In this regard, your response states that you have “constructed [y]our website,” but your filing indicates that you have not yet begun work on the website. Please tell us what specific steps you have taken in this regard. In addition, elaborate on the statements in your response that you “are generating revenues and negotiating new contracts with potential customers” and that you “spent [y]our income for assets according to [y]our business plan and plan of operation” to explain specifically how you are currently generating revenues, the steps you have taken to negotiate new contracts, and the nature and amount of the expenditures referenced.

Response: We have disclosed that we are a shell company on our prospectus cover page and added a risk factor that highlights the consequences of shell company status. We have also discussed the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, we have described the potential impact on our ability to attract additional capital through subsequent unregistered offerings.

Government Regulation, page 25

2. We note your response to prior comment 3 and your revisions to your risk factor discussion where you identify risks relating to PRC regulations that are potentially applicable to your business. Please further revise, here or elsewhere in the document, to discuss more clearly how these regulations apply to your business and explain the basis for your conclusion that your current ownership structure complies with regulations limiting the ownership of Internet businesses by foreign investors, given that you are 100% foreign-owned and intend to operate directly in the PRC, as opposed to through contractually-controlled entities like certain other foreign-owned Internet companies that operate in the PRC.

Response: We have revised our disclosure to discuss more clearly how PRC regulations apply to our business.

Oral comment

Response: Pursuant to the commission’s oral comment we have revised to remove financial statements ended June 30, 2016.

Please direct any further comments or questions you may have to the company at bylogcorp@yandex.com

Thank you.

Sincerely,

/S/ Dmitrii Iaroshenko

Dmitrii Iaroshenko, President